Exhibit 99.3

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following selected financial data and discussion of our operating and financial condition and prospects in conjunction with the financial statements and the notes thereto included elsewhere in the Form 6-K to which this exhibit relates. Our financial statements are prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Unless otherwise indicated or the context otherwise requires, all references herein to the terms “SatixFy,” “SatixFy Communications,” the “Company,” “we,” “us” and “our” refer to SatixFy Communications Ltd. The term “NIS” refers to New Israeli Shekels, the lawful currency of the State of Israel, and the terms “dollar” or “$” refer to U.S. dollars, the lawful currency of the United States.

Cautionary Statement Regarding Forward Looking Statements

This exhibit contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Many of the forward-looking statements contained in this exhibit can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and other similar expressions that are predictions of or indicate future events and future trends, although not all forward-looking statements contain these identifying words.

Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to substantial risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to a variety of factors, including, but not limited to, those identified under the section titled “Item 3. Key Information — D. Risk Factors” in our Annual Report on Form 20-F, filed with the Securities and Exchange Commission (the “SEC”) on May 1, 2023 (as amended, the “Annual Report”), and our other filings with the SEC from time to time. These risks and uncertainties include, but are not limited to, the following: SatixFy has limited capital currently available and will need to raise additional capital in the immediate future to fund its operations and develop its technology and chips and satellite communications systems; we may be unable to raise sufficient capital on favorable or acceptable terms, if at all, and make the necessary investments in technology development; the risk that the transaction with MDA Space and Robotics Limited, an affiliate of MDA Ltd. (“MDA”), described below for the sale of all of the outstanding ordinary shares of SatixFy Space Systems UK Ltd. (“SatixFy Space Systems”) will not close or that some or all of the expected benefits of the transaction to SatixFy will not be achieved, including, but not limited to, as a result of conditions placed by regulators, lenders or other third parties on the transaction; the risks associated with the potential loss of revenue resulting from the sale of SatixFy Space Systems; the risk that, upon the consummation of the sale of SatixFy Space Systems and the commercial agreements with MDA and its affiliates, we will be unable to perform our contractual commitments to MDA and its affiliates, which could result in, among other things, limitations on our ability to use or dispose of our intellectual property related to our Prime2 and Sx4000 space grade chips, non-payment or delay of certain amounts payable by MDA to SatixFy and/or the obligation to repay to MDA significant amounts advanced by MDA; SatixFy is an early stage company with a history of losses, has generated less revenues than its prior projections, and has not demonstrated a sustained ability to generate predictable revenues or cash flows and may not generate revenue as expected; SatixFy may face increased risks and costs associated with volatility in labor or component prices or as a result of supply chain or procurement disruptions; obtaining customer contracts may require SatixFy to participate in lengthy competitive selection processes that require it to incur significant costs; some of SatixFy’s customers may require its chips and satellite communications systems to undergo a demonstration process that does not assure future sales or customer contracts; SatixFy generates a significant percentage of its revenue from certain key customers and anticipates this concentration will continue for the foreseeable future, and the loss of one or more of its key customers could negatively affect its business and operating results; SatixFy may not be able to continue to develop its technology or develop new technologies for its existing and new satellite communications systems and may lose access to some or all of the public sector funding on which such development relies, including as a result of the transactions with MDA; deterioration of the financial conditions of SatixFy’s customers could adversely affect its operating results; SatixFy operates in a highly competitive industry and may be unsuccessful in effectively competing in the future; SatixFy has incurred net losses in each year since inception and may not be able to continue to raise sufficient capital or achieve or sustain profitability; SatixFy may not be able to generate sufficient cash to service its indebtedness; SatixFy’s estimates, including market opportunity estimates and growth forecasts, are subject to inherent challenges in measurement and significant uncertainty, and may present real or perceived inaccuracies; SatixFy’s results of operations may vary significantly from its expectations or guidance; SatixFy may not be able to comply with its contracts with customers; loss of key employees and the inability to continuously recruit and retain qualified employees could hurt SatixFy’s competitive position; SatixFy relies on third parties for manufacturing of its products and SatixFy does not have long-term supply contracts with its foundry or most of its third-party manufacturing vendors, and they may not allocate sufficient capacity to SatixFy at reasonable prices to meet future demands for its solutions; SatixFy’s business is subject to a wide range of laws and regulations, many of which are continuously evolving; risks relating to SatixFy’s international operations; continued impacts of the COVID-19 pandemic;  SatixFy relies on its intellectual property and proprietary rights and may be unable to adequately obtain, maintain, enforce, defend or protect its intellectual property and proprietary rights, including against unauthorized use by third parties;  the availability of third-party licenses of intellectual property; defects, errors or other performance problems in SatixFy’s software or hardware, or the third-party software or hardware on which it relies; SatixFy is subject to complex and evolving laws, regulations, rules, standards and contractual obligations regarding data privacy and cybersecurity, which can increase the cost of doing business, compliance risks and potential liability; changes in SatixFy’s effective tax rate; exchange rate fluctuations between the U.S. dollar, the British pound, the Euro and other foreign currencies; managing a public company and compliance with regulatory requirements may divert the attention of SatixFy’s senior management from the day-to-day management of its business; an active trading market for SatixFy’s equity securities may not develop or may not be sustained to provide adequate liquidity; sales of a significant number of our securities by our shareholders or issuances of new shares by us could materially adversely affect the trading prices of our securities; investors’ rights and responsibilities as SatixFy’s shareholders will be governed by Israeli law, which differs in some respects from the rights and responsibilities of shareholders of non-Israeli companies; the market price of SatixFy’s equity securities may be volatile, and your investment could suffer or decline in value; SatixFy is an “emerging growth company” and avails itself of the reduced disclosure requirements applicable to emerging growth companies, which could make its equity securities less attractive to investors; SatixFy may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses; the listing of our securities on the NYSE American LLC (the “NYSE”) did not benefit from the process customarily undertaken in connection with an underwritten initial public offering, which could result in diminished investor demand, inefficiencies in pricing and a more volatile public price for our securities; the market price of our ordinary shares or warrants could be negatively affected by future issuances or sales of our securities.

The preceding list is not intended to be an exhaustive list of all of the risks and uncertainties relating to our business, operations and financial condition. As a result of these factors, we cannot assure you that the forward-looking statements in this exhibit will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject.

The forward-looking statements and opinions contained in this exhibit are based upon information available to us as of the date of the Form 6-K to which this exhibit relates and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. The forward-looking statements contained in this exhibit speak only as of the date of the Form 6-K to which this exhibit relates, and unless otherwise required by law, we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. You should read this exhibit, and the documents that we reference herein, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Our Company

We are a vertically integrated satellite communications systems provider using our own semiconductors, focused on designing chips and systems that serve the entire satellite communications value chain – from the satellite payload to user terminals. We create chip technologies capable of enabling satellite-based broadband delivery to markets around the world. Since we commenced operations in June 2012, through December 31, 2022 we have invested over $209 million in research and development (“R&D”) to create what we believe are the most advanced satellite communications and ground terminal chips in the world.

We develop advanced Application-Specific and Radio Frequency Integrated Circuit chips (“ASICs” and “RFICs”) based on technology designed to meet the requirements of a variety of satellite communications applications, mainly for LEO, MEO and GEO satellite communications systems, Aero/IFC systems and certain COTM applications. Our chip technology supports Electronically Steered Multibeam Antennas (“ESMA”), digital beamforming and beam-hopping, on-board processing for payloads and Software Defined Radio (“SDR”) modems – each of which will be critical for providing optimized access to LEO satellite constellations.

 We believe we are the only vertically integrated maker of satellite communications systems selling products across the entire satellite communications value chain. All of our systems integrate our proprietary semiconductor chips, of which we are a fabless manufacturer. We design our chips, code our software and design end-to-end communications systems for use in various satellite communications applications.

Our end-to-end solutions for the satellite communications industry include satellite payloads, user terminals (ground and Aero/IFC) and hubs, each built around our advanced ASICs and RFICs. We have a diverse customer base, including satellite operators, airlines, manufacturers of satellite communications systems, and other connectivity service providers that integrate our chips and systems in their satellite communications infrastructure. We believe that our modular, scalable and software controllable technology, our focus on producing products for the entire satellite communications value chain and our ability and experience in designing our systems to meet our customers’ specifications, differentiate us from our competitors.

In March 2018, we entered into a strategic partnership with ST Electronics (Satcom & Sensor Systems) Pte Ltd. (“STE”), a public company with approximately $9.0 billion of revenue in 2022, pursuant to which we formed a joint venture, Jet Talk, which was funded by a $20.0 million investment by STE intended to fund our R&D related to and commercialization of our Aero/IFC satellite communications terminals. We hold 51% of the equity in Jet Talk, and STE participates in significant financial and operational decisions, including the right to appoint its chief executive officer and direct Jet Talk’s R&D (which is performed by us) and marketing activities, and controls Jet Talks funding. Pursuant to our joint venture agreement with STE, once we complete the development of our Aero/IFC satellite communications terminal product, they will be commercialized to the commercial aviation market exclusively through Jet Talk. We anticipate that our partnership with STE will allow us to benefit from STE’s deep aerospace industry experience and large presence in East Asia.

On March 8, 2022, SatixFy entered into a Business Combination Agreement with Endurance Acquisition Corp. (“Endurance”) and SatixFy MS (the “Business Combination Agreement”). Pursuant to the Business Combination Agreement, on October 27, 2022, SatixFy MS merged with and into Endurance, with Endurance surviving the merger (the “Business Combination”). As a result of the Business Combination, and upon consummation of the Business Combination and the related transactions, Endurance became a wholly owned subsidiary of SatixFy, with the shareholders of Endurance becoming shareholders of SatixFy.

We expect that our growth in the coming years will be driven by continued rapid increases in demand for high-speed broadband services across the globe, which will be propelled by an increasing number of internet users, broadband connected devices, amount of global data usage and the need for ubiquitous connectivity. We believe that our technologies are well positioned to meet the need for compatible chips and systems to connect new satellite technologies with existing systems and maximize their innovative potential.

We have incurred operating losses in each year since our inception. We incurred net losses of $46.3 million and $19.1 million for the six months ended June 30, 2023 and 2022, respectively. As of June 30, 2023, we had an accumulated deficit of $527.9 million, mostly attributed to a non-recurring, non-cash listing expense due to the application of IFRS 2 (Share-based Payments) and to non-cash finance expense reflecting the revaluation of a derivative contract relating to the transactions under the Forward Purchase Agreement (as defined below).

Recent Developments

On June 1, 2023, Mr. Nir Barkan became our Acting Chief Executive Officer, replacing Mr. Ido Gur, our former CEO.

On June 5, 2023, SatixFy received a $10 million prepayment to be applied to future orders of its space grade chips in connection with an existing customer agreement with MacDonald Dettwiler and Associates Corporation, an affiliate of MDA (the “Pre-Purchase Agreement”). The agreement with the customer provides that SatixFy will use the proceeds of the prepayment to support its product delivery obligations to the customer and establish new preferred pricing terms for the customer.  In connection with the agreement, on June 2, 2023, SatixFy entered into an amendment to its existing Credit Agreement (as defined below) with the lenders thereunder in support of SatixFy’s ongoing efforts to improve its liquidity position, the agreement and the ongoing relationship between SatixFy and the customer. The amendment to the Credit Agreement provides that, among other things, upon SatixFy’s receipt of the prepayment under the agreement, interest payable thereunder will be added to the principal of the term loan on a “pay in kind” basis through June 28, 2024, the payments made in connection with the customer agreement will not be applied to repay debt under the Credit Agreement and a limited waiver, subject to certain conditions, of the liquidity covenant therein.

On August 30, 2023, the Company entered into that certain Share Purchase Agreement (the “Purchase Agreement”) with MDA Space and Robotics Limited (the “Purchaser”), an affiliate of MDA, which provides, among other things, for: (a) the sale of all of the outstanding ordinary shares in the capital of SatixFy Space Systems, a wholly-owned subsidiary of the Company (the “Share Sale”), to the Purchaser; (b) the entry of the Company and/or certain of its affiliates, in each case, as of the closing (the “Closing”) of the Share Sale, into the Non-Compete Agreement, the Transition Services Agreement (each as defined below) and the other agreements with MDA and/or certain of its affiliates as contemplated by the Purchase Agreement and described below; and (c) the delivery by the Company to MDA, as a condition to the closing of the Share Sale and the other transactions contemplated by the Purchase Agreement, of the Security Agreements, the Investor Rights Agreement, the License Agreement, Escrow Service Agreement, the Digital Payload License Agreement, the Digital Payload Subcontract Agreement and the Master Purchase Agreement (each as defined below), among others, in each case, duly executed by the Company and its applicable affiliates. All the foregoing agreements and transactions, including the Pre-Purchase Agreement, collectively are referred to herein as the “MDA Transactions”.

The total consideration delivered or to be delivered to the Company from MDA and certain of its affiliates in connection with the MDA Transactions is approximately $60 million, consisting of (i) $3 million for the Share Sale (subject to a customary working capital adjustment and holdback amount for satisfying indemnification claims) and repayment of intercompany debt in the amount of $17 million, both payable at Closing, (ii) $20 million in promissory notes for repayment of intercompany debt and payable over the seven-month period immediately following the Closing and (iii) $20 million as an advance payment under the Master Purchase Agreement (as defined below) of which (A) $10 million has already been advanced under the Pre-Purchase Agreement and (B) $5 million is to be advanced on or about the date of execution of the Purchase Agreement, with the remainder to be advanced upon the delivery of evaluation boards, expected in the fourth quarter of 2023.

The Closing is subject to customary closing conditions, including regulatory, lender (including under our Credit Agreement) and other third party and our shareholders’ approvals and retention by SatixFy Space Systems of employees, including certain key employees.

The Purchase Agreement includes customary covenants of the Company with respect to cooperation and business operations prior to the consummation of the Share Sale and efforts to satisfy conditions to the Closing. The Purchase Agreement also contains additional covenants, including, among others, covenants relating to the implementation of an internal re-organization relating to certain assets of SatixFy Space Systems. In addition, the Company agreed that, until December 31, 2024 it will not solicit proposals or furnish non-public information or documents to, or enter into any agreement with, any person other than MDA or its affiliates regarding the sale of the Company or any of its affiliates (or all or substantially all of their respective assets) which engages or materially supports the manufacturing or sale of the products to be delivered under the Master Purchase Agreement.

In connection with the execution of the Purchase Agreement, SatixFy and MDA agreed to enter into a non competition agreement (the “Non-Compete Agreement”) at the Closing, which will provide, among other things, that for a period of five (5) years following the Closing (three (3) years in the event of a change of control of the Company or SatixFy UK Limited), SatixFy shall not compete with MDA in the business of designing and producing digital payloads, subject to certain exclusions. Additionally, affiliates of SatixFy and an affiliate of MDA agreed to enter into a Transition Services Agreement at the Closing for the provision by SatixFy to MDA, and vice versa, of certain services on a transitional basis (the “Transition Services Agreement”).  Substantially all of the services (with limited exceptions) under the Transition Services Agreement are expected to be performed by the parties at no cost.

In connection with the Purchase Agreement, SatixFy UK Limited, a wholly-owned subsidiary of SatixFy, and wholly-owned subsidiary of MDA agreed to enter into a Master Purchase Agreement (the “Master Purchase Agreement”) at the Closing providing for the terms of orders of SatixFy’s space grade chips, including certain prepayment, exclusivity and preferred pricing terms in respect of such chips for MDA. Under the Master Purchase Agreement, under certain conditions SatixFy UK Limited shall be required to refund to MDA amounts pre-paid by MDA in respect of future purchases of products, together with a pre-determined fee. Additionally, SatixFy and MDA agreed to enter into a Three-Party Escrow Service Agreement (the “Escrow Service Agreement”) and License Agreement (the “License Agreement”) at the Closing pursuant to which certain SatixFy intellectual property in  respect of certain space grade chips would be placed into escrow for the benefit of MDA and released to MDA for its use of the licensed intellectual property (including, without limitation, principally the right to complete the development of certain space3 grade chips and incorporate such chips in its payload products, or otherwise, and own improvements that it creates) under the License Agreement upon occurrence of certain contingencies under the Escrow Service Agreement (including certain insolvency events and certain breaches of the Master Purchase Agreement by SatixFy UK Limited).

In connection with the Purchase Agreement, SatixFy and MDA agreed to enter into an Investor Rights Agreement (the “Investor Rights Agreement”) at the Closing which will provide MDA, among other things, board of director observer rights, information rights with respect to the development of SatixFy’s space grade chips; notice rights regarding transactions that would result in a change of control or a sale of a material portion of the respective assets of the Company or certain of its affiliates; and a right to be afforded with an opportunity to participate in certain of such processes.

In addition, at the Closing, SatixFy and MDA and/or certain affiliates thereof will enter into the Digital Payload License Agreement (the “Digital Payload License Agreement”), pursuant to which SatixFy will grant MDA a non-exclusive license to certain intellectual property of SatixFy related to digital payloads.

To secure certain of SatixFy’s obligations pursuant to certain of the MDA Transactions, SatixFy agreed to grant a security interest in favor of MDA in certain of SatixFy’s assets under security agreements (the “Security Agreements”) to be entered into at Closing, consistent with and subordinate to the security granted to the lenders under that certain Credit Agreement, dated February 1, 2022, among the Company, the lenders party thereto and Wilmington Savings Fund Society, FSB, as administrative agent, as amended from time to time (the “Credit Agreement”).

In contemplation of the MDA Transactions, SatixFy’s Board of Directors approved, following the approval of the Compensation Committee and subject to shareholder approval, the payment of a special bonus to the Executive Chairman of the Board in the amount of up to US $1 million for his efforts in respect of the MDA Transactions. The special bonus will be payable in installments, each payable following and subject to the Company’s receipt of the respective portion of the cash proceeds from MDA with respect to the MDA Transactions

If the MDA Transactions are consummated, it will result in our ceasing the development of satellite payloads. Following the Closing, we expect to continue the development of satellite chips and if successful we expect to sell to MDA the satellite chips necessary for its development and production of satellite payloads. Satixfy Space Systems accounted for approximately 8.6% of our total assets at June 30, 2023 (and such assets included certain intellectual property and contracts that will be retained by SatixFy following the MDA Transactions).

The summaries herein of the Share Purchase Agreement are qualified in their entirety by reference to the Share Purchase Agreement, which is filed as an exhibit to the Company’s Form 6-K filed on August 31, 2023.

Principal Components of Our Results of Operations

Revenues

In the periods discussed in this exhibit, we have generated substantially all of our revenues from development services and preproduction provided to our customers in connection with projects on which we are engaged (although we maintain ownership of the intellectual property developed in connection with such projects). Our revenue from sales of products consisted mostly of revenue from contracts for the provision of products, including product prototypes, and components, such as our proprietary chips.

We expect sales of products to gradually grow as a component of our revenue mix in the near term, as we attract more customers, develop custom-tailored and off-the-shelf products, and begin to deliver satellite communications systems at scale.

Cost of sales and services

Our cost of sales and services mainly includes salaries (including benefits and related expenses) of our service personnel and the costs of our chip manufacturing subcontractors, chip manufacturing tools, materials and models, shipping cost, and related depreciation and amortization, including amortization of intangible assets, if any.

Research and development expenses

Research and development expenses consist primarily of salaries (including benefits and related expenses) of personnel involved in R&D and the cost of development tools, third-party intellectual property licenses, and subcontractors, net of public sector grants, including from the European Space Agency (“ESA”), which offset some of our research and development expenses.

To date, we have expensed all of our R&D costs as incurred. We expect to continue investing in R&D and, accordingly, expect our research and development expenses to increase. We also expect to benefit from additional funding from the ESA and other government and public sector entities, other than funding related to digital payloads, which, if obtained, would offset a portion of our gross research and development expenses.  Our research and development expenses, net is reported net of government and public sector funding attributable to R&D costs incurred.

Selling and marketing expenses

Selling and marketing expenses consist mainly of salaries (including benefits and related expenses) of our personnel involved in the sales and marketing of our products, as well as advertising, exhibition and related expenses (including related travel).

We expect our sales and marketing costs to increase as we bring more products to market, the demand for our products increases and we hire more sales and marketing personnel.

General and administrative expenses

General and administrative expenses consist mainly of salaries (including stock-based awards, benefits and related expenses) of management and administrative personnel, overhead costs (including facilities rent and utilities) and depreciation and amortization of property and equipment not used in the manufacturing of our products or provisions of our services.

We expect our general and administrative costs to increase as a result of becoming a public company, potentially substantially, as we expect to incur customary public company costs related to director and officer liability insurance, director fees and public company-related auditing and compliance costs. We also expect higher costs in connection with the expansion of our management team and finance and administrative functions in connection with the Business Combination.

Share in the loss of a company accounted by equity method, net

This represents our share in the loss of a company accounted by equity method, net, which reflects our proportionate share of the loss of Jet Talk, a joint venture with STE. We own 51% of Jet Talk’s equity, but do not control the company, as STE controls Jet Talk’s financing and participates substantially in directing its marketing and R&D activities (the latter generally being contracted to us) and also participates in the appointment of the chief executive officer, among other senior management personnel. We are committed to provide Jet Talk with future development services for an Aero/IFC terminal, exclusive marketing rights for the commercial aviation market, technical skills, staff expertise, R&D facilities and a non-exclusive, royalty-free, world-wide, perpetual, non-transferable, irrevocable license to use and commercially exploit our intellectual property for the development, production, sales and marketing of satellite antenna systems for the commercial aviation market.

Finance Income and Expenses

Finance income includes mainly interest on bank deposits.

Finance expenses include mainly fair value adjustments related to financial assets and liabilities, interest on loans, amortization of debt discounts, and the impact of foreign exchange remeasurement of certain subsidiary financial assets and liabilities.

Income taxes

To date, we have not been subject to income taxes, due to the fact that we have incurred losses in every year since commencing operations, and we have not recorded any income tax benefits since there is uncertainty as to our ability to utilize our tax loss carryforwards in future periods.

Results of Operations

Our results of operations for the six months ended June 30, 2023 and 2022 were as follows:

	For the six-month period ended June 30
	2023	2022
	USD in thousands, except share and per share data
Revenues:
Development services and preproduction	4,129	2,983
Sale of products	1,540	328
Total revenues	5,669	3,311

Cost of sales and services:
Development services and preproduction	2,673	1,323
Sale of products	649	201
Total cost of sales and services	3,322	1,524

Gross profit	2,347	1,787

Research and development expenses, net	13,390	9,045
Selling and marketing expenses	1,395	1,020
General and administrative expenses	4,194	4,216
Loss from operations	(16,632)	(12,494)

Finance Income	37	210
Finance Expenses	(5,296)	(6,575)
Derivatives Revaluation	(24,104)	(102)
Company’s share in the loss of a company accounted by equity method, net	(261)	(111)
Loss before income taxes	(46,256)	(19,072)
Income taxes	-	-
Loss for the period	(46,256)	(19,072)

Other comprehensive income (loss) net of tax:
Exchange gain (loss) arising on translation of foreign operations	(272)	3,674
Total comprehensive loss for the period	(46,528)	(15,398)

Basic and diluted loss per share (in dollars)	(0.57)	(0.98)
Basic and diluted weighted average common shares outstanding	80,732,123	19,463,935

Total Revenues

Total revenues increased by $2.3 million, or 71%, for the six months ended June 30, 2023 compared to the six months ended June 30, 2022. The increase was driven equally by an increase in revenues from Development services and preproduction and Sales of products. The increase in Sale of products was primarily driven by delivery of delayed orders from 2022.

Development services and preproduction

Development services and preproduction increased by $1.1 million, or 38%, for the six months ended June 30, 2023 compared to the six months ended June 30, 2022. The increase was primarily driven by projects started in the second half of 2022.

Sale of products

Sale of products increased by $1.2 million, or 370%, for the six months ended June 30, 2023 compared to the six months ended June 30, 2022. The increase was primarily driven by delivery of delayed orders from 2022.

Cost of sales and services

Cost of sales and services increased by $1.8 million, or 118%, for the six months ended June 30, 2023 compared to the six months ended June 30, 2022. The increase reflects the increased revenues described above.

Gross profit

Gross profit increased by $0.6 million, or 31%, for the six months ended June 30, 2023 compared to the six months ended June 30, 2022, reflecting our increase in revenue.

Gross margin decreased by 13% for the six months ended June 30, 2023 compared to the six months ended June 30, 2022. The decrease was primarily driven by an increase in project costs, combined with an increase in sales of products which carry low profitability.

Research and development expenses

Net Research and development expenses increased by $4.3 million, or 48%, for the six months ended June 30, 2023 compared to the six months ended June 30, 2022. Our gross R&D expenditure increased by $1.4 million or 10% for the six months ended June 30, 2023 compared to the six months ended June 30, 2022. The increase was mainly attributed to a one-time type-out expense related to one of our space grade ASIC’s in the amount of approximately $2.0 million, offset by a decrease in payroll and related expenses of $0.6 million. Net Research and development expenses were affected mostly by an update of the projection relating to one of our ESA funded projects, relating to digital payloads, which resulted in a decrease in projected ESA receivable of $2.9 million in the six months ended June 30, 2023 and such projection update is also expected to result in lower ESA funding in future periods.

 Selling and marketing expenses

Selling and marketing expenses increased by $0.4 million, or 37%, for the six months ended June 30, 2023 compared to the six months ended June 30, 2022. The increase was mostly driven by changes in management which resulted in higher salary costs allocated to sales and marketing, and by our increased participation in trade shows and related travel costs.

General and administrative expenses

General and administrative expenses were consistent across periods at $4.2 million. The six-months ended June 30, 2022 included bonuses paid to our chairman. The six months ended June 30, 2023 included increased legal fees and public company related costs and several changes in management which resulted in duplicated salary costs.

Loss from operations

Loss from operations increased by $4.1 million, or 33%, for the six months ended June 30, 2023 compared to the six months ended June 30, 2022, reflecting the factors discussed above.

Finance Expenses

Finance expenses increased by $22.9 million, or 354%, for the six months ended June 30, 2023 compared to the six months ended June 30, 2022. The increase was mainly attributed to a change in valuation of the Forward Purchase Agreement of $24.1 million, based on a decrease in the market price of the Company’s ordinary shares, partially offset by finance income derived from the valuation of Price Adjustment Shares, based on the same reason. There was also an increase in interest on loans of $1.4 million, offset by a decrease in amortization of debt and warrant discounts of $0.9 million and a decrease in the effect of changes in currency exchange rates of $1.7 million.

Share in the loss of a company accounted by equity method, net

Share in the loss of a company accounted by equity method, net, increased by $0.2 million, or 135%, for the six months ended June 30, 2023 compared to the six months ended June 30, 2022.

Income taxes

We did not record tax benefits or expenses in the six months ended June 30, 2023 or the six months ended June 30, 2022.

Net loss for the period

Net loss for the period increased by $27.2 million, or 143%, for the six months ended June 30, 2023 compared to the six months ended June 30, 2022, reflecting the factors discussed above.

Liquidity and Capital Resources

Overview

 Our primary cash needs are for working capital, including funding our R&D and meeting our contractual obligations and other commitments, and payment of principal and interest on our outstanding debt. To date, we have funded these working capital requirements and other expenses mainly through issuances of equity capital and borrowings, as well as grants and other funds received from the ESA. Our ability to expand our business and become cash flow positive will depend on many factors, including our working capital needs, the availability of equity or debt financing and, over time, our ability to generate positive cash flows from operations, all of which depend on our ability to attract and retain customers, develop new products and compete effectively, as well as certain factors outside of our control.

As of June 30, 2023, our cash and cash equivalents amounted to $11.5 million and our financial debt under the Credit Agreement amounted to $59.6 million.  We expect the amount outstanding under the Credit Agreement to increase materially for as long as we continue to pay interest on a “pay in kind” basis, as described further below.

Accordingly, we plan to try to raise additional capital, whether in the public or private markets, and are currently examining different alternatives. If the financing is not available, or if the terms of financing are less desirable than we expect, we may be forced to decrease our level of investment in product development or scale back our operations, which could have a material adverse impact on our business and financial prospects, seek protection under insolvency laws or cease our operations altogether.  We expect our short-term need for new external capital to be mitigated if the MDA Transactions are consummated on the terms set forth herein.

In connection with the MDA Transactions, the amount payable to the Company at Closing is $18 million, and $20 million is payable to the Company over the seven-month period immediately after the Closing. See “Our Company – Recent Developments” above.

Sales by the selling shareholders listed in the Company’s registration statement on Form F-1 initially filed with the SEC on November 21, 2022 of our ordinary shares under such registration statement, sales of our ordinary shares by us under the Equity Line of Credit, or the acceleration of the Maturity Consideration (as defined below) under the Forward Purchase Agreement (to the extent settled in our shares) could materially adversely affect the market price for our securities, which could, in turn, materially adversely affect our ability to raise additional capital in the public or private markets or the terms on which such capital could be raised. Further, recent declines in our stock price mean that our ability to raise new capital under the Equity Line of Credit facility, which limits the number of shares we can sell based on their daily average trading volume, could be substantially less than we initially expected.

We have based our estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. Changing circumstances could also cause us to consume capital faster than we currently anticipate, and we may need to spend more than currently expected. If we are successful in overcoming our short-term funding challenges, over the long term we may decide to develop new products, enter new markets or build additional or expand current manufacturing facilities, any of which would require substantial additional capital. The timing of the completion of the development and engineering, and commercial launch of our satellite communications systems that are expected to drive our future results is uncertain. The commercialization of these products may also entail unpredictable costs and delays and is subject to significant risks, uncertainties and contingencies, many of which are beyond our control. Certain of these risks and uncertainties are described in more detailed under “Cautionary Statement Regarding Forward Looking Statements” elsewhere herein and in the section entitled “Item 3. Key Information - D. Risk Factors” in the Annual Report, and include, but are not limited to, changed business conditions, continued supply chain challenges, other disruptions due to the COVID-19 pandemic or other pandemics, natural disasters or events outside of our control, and governmental responses thereto, geopolitical uncertainty, competitive pressures, regulatory developments or the cessation of or decrease in public sector R&D funding, among other potential developments.

Debt and other financing arrangements

As of June 30, 2023, we had total borrowings (not including lease liabilities) of approximately $59.6 million, all of which is long-term debt under the Credit Agreement, a portion of the proceeds from which we used to repay our prior borrowings.

2022 Debt Financing

In anticipation of the Business Combination, on February 1, 2022, we entered into the Credit Agreement with Francisco Partners ("FP") pursuant to which we borrowed an aggregate principal amount of $55.0 million in the form of a term loan, which is guaranteed by certain of our subsidiaries. The obligations under the Credit Agreement are secured by a lien and security interest over substantially all of our and the guarantors’ assets. In order to preserve liquidity and allow us more time to evaluate our financing and strategic alternatives, on April 23, 2023, we entered into the Waiver and Second Amendment to the Credit Agreement, which, among other things, (i) provided a waiver of certain defaults or potential defaults, (ii) permitted us to make our interest payments for 2023 on a pay-in-kind basis if its cash balance is less than $12.5 million, (iii) temporarily reduced our minimum cash requirement from $10 million to $8 million and $7 million for the months of April and May 2023, respectively, and thereafter to $10 million, in each case plus an amount sufficient to cover our and our subsidiaries’ accounts payable that are past 60 days due, (iv) increased the interest rate of the loan to SOFR + 9.50% (with a 3% SOFR floor) and (v) provided for certain additional reporting obligations by us. The Credit Agreement provides that the term loan matures on February 1, 2026.

The Credit Agreement contains customary covenants that restrict the way in which we may conduct our business and our ability to take certain actions. In particular, it limits our ability to incur additional indebtedness or liens, dispose of assets to third parties, repurchase our shares and pay dividends. The Credit Agreement also imposes a financial maintenance covenant, requiring that, for so long as we have a leverage ratio (debt to Consolidated Adjusted EBITDA (as defined in the Credit Agreement)) greater than or equal to 6.00 to 1.00, SatixFy must maintain a minimum cash balance of $8 million and $7 million for the months of April and May 2023, respectively, and thereafter to $10 million, in each case plus an amount sufficient to cover its and its subsidiaries’ accounts payable that are past 60 days due, which cash is held in deposit accounts subject to a security interest in favor of the Agent. The Credit Agreement also contains customary events of default, which provide that the lenders are entitled to automatically accelerate payment of the loans upon the occurrence of an event of default.

On June 5, 2023, SatixFy received a $10 million prepayment to be applied to future orders of its space grade chips in connection with a customer agreement with MacDonald Dettwiler and Associates Corporation, an affiliate of MDA, under the Pre-Purchase Agreement, and in connection therewith, SatixFy entered into an amendment to its existing Credit Agreement with the lenders thereunder in support of SatixFy’s ongoing efforts to improve its liquidity position. See “Our Company – Recent Developments”.

In connection with the Credit Agreement, SatixFy also entered into an equity grant agreement, dated February 1, 2022, pursuant to which it issued 808,907 of its ordinary shares, no par value per share (“SatixFy Ordinary Shares”) (before giving effect to the Pre-Closing Recapitalization) to the lenders under the Credit Agreement in consideration for the funds borrowed.  SatixFy expects to issue additional shares to the lenders under the Credit Agreement if the MDA Transactions are consummated.

Equity Line of Credit

Concurrently with the execution of the Business Combination Agreement, SatixFy and CF Principal Investments LLC (“CF Principal Investments”) entered into that certain CF Purchase Agreement and that certain CF Registration Rights Agreement in connection with establishing an Equity Line of Credit (the “Equity Line of Credit”). Pursuant to the CF Purchase Agreement, the Company has the right to sell to CF Principal Investments up to the lesser of (i) $77,250,000 aggregate principal amount of newly issued SatixFy Ordinary Shares (before the 3.0% purchase price discount on sales under the Equity Line of Credit discussed below) and (ii) the number of shares equal to 19.99% of the voting power or number of SatixFy Ordinary Shares issued and outstanding after giving effect to the Business Combination and other transactions contemplated by the Business Combination Agreement (the “Exchange Cap”), subject to certain exceptions as provided in the CF Purchase Agreement.

Upon the satisfaction of the conditions to CF Principal Investments’ purchase obligation set forth in the CF Purchase Agreement (the “Commencement”), including, pursuant to the CF Registration Rights Agreement, having a registration statement covering the resale of the shares to be purchased pursuant to the CF Purchase Agreement declared effective by the SEC (which occurred on May 24, 2023) and a final prospectus relating thereto filed with the SEC, SatixFy will have the right, but not the obligation, from time to time at its sole discretion over the 36-month period from and after the Commencement, to direct CF Principal Investments to purchase up to a specified maximum amount of its ordinary shares as set forth in the CF Purchase Agreement by delivering written notice to CF Principal Investments prior to the commencement of trading of the SatixFy Ordinary Shares on the NYSE on any trading day, so long as all of its ordinary shares subject to all prior purchases by CF Principal Investments under the CF Purchase Agreement have theretofore been received by CF Principal Investments electronically as set forth in the CF Purchase Agreement. The purchase price of the ordinary shares that SatixFy may elect to sell to CF Principal Investments pursuant to the CF Purchase Agreement will be determined by reference to the VWAP defined for this agreement of the SatixFy Ordinary Shares on the date of purchase, which is when SatixFy has timely delivered written notice to CF Principal Investments directing it to purchase its ordinary shares under the CF Purchase Agreement, less a fixed 3.0% discount to such VWAP.

From and after Commencement, SatixFy will control the timing and amount of any sales of its ordinary shares to CF Principal Investments. Actual sales of its ordinary shares to CF Principal Investments under the CF Purchase Agreement will depend on a variety of factors to be determined by SatixFy from time to time, including, among other things, market conditions, the trading price of its ordinary shares and SatixFy’s needs for financing resources.

Forward Purchase Agreement

On October 24, 2022, Endurance, SatixFy, SatixFy MS and Vellar Opportunity Fund SPV LLC — Series 7 (“Vellar”) entered into an agreement for an OTC Equity Prepaid Forward Transaction (the “Forward Purchase Transaction”), which was subsequently amended on October 25, 2022 (as amended, the “Forward Purchase Agreement”). Subsequent to entering into the Amendment, Endurance, SatixFy, SatixFy MS and Vellar entered into an Assignment and Novation Agreement with ACM ARRT G LLC (together with Vellar, the “Sellers”), pursuant to which Vellar assigned its rights and obligations with respect to up to 4,000,000 Subject Shares under the Forward Purchase Agreement to ACM ARRT G LLC.

Pursuant to the terms of the Forward Purchase Agreement, the Sellers thereunder purchased, through a broker in the open market, (i) 8,294,284 Endurance Class A ordinary shares (such shares, the “Recycled Shares”) before the Closing, from holders of Endurance Class A ordinary shares (other than Endurance or affiliates of Endurance) including from holders who have previously elected to redeem their Endurance Class A ordinary shares pursuant to the redemption rights set forth in Endurance’s Amended and Restated Memorandum and Articles of Association (the “Governing Documents”) in connection with the Business Combination (such holders, “Redeeming Holders”) and (ii) an additional 250,000 Endurance Class A ordinary shares in the aggregate which comprise the “Share Consideration.” Additionally, following the closing of the Business Combination, we issued to Vellar, in a private placement pursuant to the Forward Purchase Agreement, 1,605,100 additional ordinary shares of SatixFy (the “Additional Shares”). The aggregate total number of shares subject to the Forward Purchase Agreement (the “Number of Shares”) will be the sum of (a) the number of Recycled Shares and (b) the number of any Additional Shares (together, the “Subject Shares”). The Subject Shares do not include the Share Consideration. The Number of Shares is subject to reduction following sales of shares under certain conditions, as described below. The Sellers agreed to hold the Subject Shares in a bankruptcy remote special purpose vehicle for the benefit of SatixFy and not to redeem such shares in connection with the Business Combination, which had the effect of reducing the number of shares redeemed in connection with the Business Combination. The Sellers also may not beneficially own greater than 9.9% of SatixFy’s outstanding ordinary shares.

Pursuant to the Forward Purchase Agreement, the Sellers were paid directly, out of the funds held in Endurance’s trust account, approximately $86.5 million, which is equal to the sum of (i) the product of the redemption price per share indicated to investors ahead of Endurance’s redemption notice deadline (the “Redemption Price”) multiplied by the Recycled Shares (the “Prepayment Amount”) and (ii) the product of any Share Consideration (as defined below) multiplied by the Redemption Price. The Sellers have no further obligations with respect to the Share Consideration shares other than to sell such shares pursuant to an effective registration statement (or an available exemption under the Securities Act). Accordingly, there was no net increase in cash as a result of the Forward Purchase Agreement at the time of the Closing of the Business Combination.

Pursuant to the Forward Purchase Agreement, we filed a registration statement with the SEC on November 11, 2022 registering, among others, the resale of the Subject Shares and the Share Consideration under the Securities Act. The Sellers paid to SatixFy approximately $10.0 million (including $8.4 million with respect to the Subject Shares purchased by the Sellers prior to the closing of the Business Combination and $1.6 million with respect to the Additional Shares issued to Vellar following the closing of the Business Combination). From time to time the Sellers may, at their discretion, sell Subject Shares without a payment obligation to SatixFy (the “Shortfall Sales”) until such time as the gross proceeds from such Shortfall Sales equal 10% of the product of (x) the Number of Shares and (y) the redemption price per Endurance Class A ordinary share payable in connection the Business Combination (approximately $10.13 per share) (the “Prepayment Shortfall”). At such time that the amount of gross proceeds generated from Shortfall Sales is equal to the Prepayment Shortfall, the Sellers shall pay to SatixFy an amount equal to 25% of the Prepayment Shortfall amount and all proceeds from subsequent Shortfall Sales shall be split between SatixFy (25%) and the Sellers (75%), until the foregoing gross proceeds from the Shortfall Sales reach an amount equal to 133.33% of the Prepayment Shortfall and at such time the Sellers may not make any additional Shortfall Sales. SatixFy has agreed that it will not issue any SatixFy Ordinary Shares, or securities or debt that is convertible, exercisable or exchangeable into SatixFy Ordinary Shares until the gross proceeds generated from Shortfall Sales equal the Prepayment Shortfall, except issuances under SatixFy’s active equity compensation plans and pursuant to the Equity Line of Credit.

The Sellers may also, at their discretion, make sales of Subject Shares designated as “OET Sales,” which sales may be made before the Sellers recoup the Prepayment Shortfall through Shortfall Sales. SatixFy shall be entitled to proceeds from OET Sales equal to the product of (x) the number of Subject Shares sold pursuant in the OET Sale multiplied by (y) the Reset Price (as defined below), with the remainder of the proceeds going to the Seller. Following the Closing, the reset price (the “Reset Price”) was initially the redemption price per Endurance Class A ordinary share payable in connection the Business Combination, but will be adjusted on the first scheduled trading day of each month (each a “Reset Date”) commencing on the first calendar month following the Closing to the lowest of (a) the then-current Reset Price, (b) $10.00 and (c) the volume weighted average price (“VWAP Price”) of the SatixFy Ordinary Shares of the last ten (10) trading days immediately prior to the applicable Reset Date, but not lower than $6.00 (the “Floor Price”); provided, however, that the Reset Price may be further reduced to the price at which SatixFy sells, issues or grants any SatixFy Ordinary Shares or securities convertible or exchangeable into SatixFy Ordinary Shares (other than grants or issuances under SatixFy’s equity compensation plans or shares underlying warrants issued in connection with the Business Combination); provided, further, that, after October 25, 2023, the Floor Price will automatically be increased from $6.00 to $8.00 if after such date the then current Reset Price is below $8.00 and SatixFy’s shares trade at prices above $10.00 per share for any 20 out of 30 trading day period between October 25, 2023 and the Maturity Date, effective as of the trading day immediately following the 30-day period that would result in a Floor Price increase.

As of July 1, 2023, the Sellers have sold 5,362,440 Subject Shares pursuant to Shortfall Sales for gross proceeds of approximately $9.9 million and 4,536,944 Subject Shares remain available for sale under the Forward Purchase Agreement. The Reset Price, as of April 1, 2023, is $6.00.

The maturity date will be the third anniversary of the Closing (the “Maturity Date”), subject to acceleration as discussed below. Upon the occurrence of the Maturity Date, SatixFy is obligated to pay to the Sellers an amount equal to the product of (a) 10,000,000 less the number of Subject Shares sold pursuant to OET Sales (but not any Subject Shares sold pursuant to Shortfall Sales) multiplied by (b) $1.50 (the “Maturity Consideration”). At the Maturity Date, SatixFy will be entitled to deliver the Maturity Consideration to the Sellers in SatixFy Ordinary Shares or in cash calculated based on the average daily VWAP Price over 30 trading days commencing on (i) the Maturity Date, to the extent the SatixFy Ordinary Shares used to pay the Maturity Consideration are freely tradeable by Seller, or (ii) if not freely tradeable by Seller, the date on which the SatixFy Ordinary Shares used to pay the Maturity Consideration are registered under the Securities Act and delivered to Seller, provided that if such SatixFy Ordinary Shares comprising the Maturity Consideration are not registered with the SEC within 120 days following the Maturity Date (which period may be extended for up to 30 days in certain circumstances), SatixFy shall pay to the Sellers an additional amount equal to 25% of the Maturity Consideration. The Maturity Date may be accelerated by Seller, at its discretion, if, following the Closing, (x) during the 12 months following Closing, for any 90 trading days during a 120-consecutive day period occurring during such 12-month period, the VWAP Price for 90 trading days during such period shall be less than $1.50 per share or (y) during the subsequent 24 months following Closing, for any 45 consecutive trading day-period occurring during such 24 month period, the VWAP Price for 30 trading days during such period shall be less than $2.50 per Share or (B) (x) the registration statement is not declared effective by the 45th day following the Closing (or the 90th day if the SEC notifies SatixFy it will “review” the registration statement) or (y) SatixFy does not maintain effectiveness of the registration statement (subject to customary blackout period exceptions as provided in the Forward Purchase Agreement) and in the case of (B) SatixFy shall pay the Break-up Fee (as defined below).  Due to the extended decline in our stock price, the Sellers are entitled to accelerate the Maturity Consideration as of the date of this exhibit, but have not yet done so.

If the Forward Purchase Transaction is terminated prior to the Maturity Date, except if due to a material breach by Sellers, Endurance and SatixFy, jointly and severally, will also be obligated to pay a break-up fee equal to $0.5 million plus certain fees and expenses (the “Break-up Fee”).

We have agreed to indemnify and hold harmless Sellers, their affiliates, assignees and other parties described therein (the “Indemnified Parties”) from and against all losses, claims, damages and liabilities under the Forward Purchase Agreement (excluding liabilities relating to the manner in which the Sellers sell any SatixFy Ordinary Shares they own) and reimburse the Indemnified Parties for their reasonable expenses incurred in connection with such liabilities, subject to certain exceptions described therein, and have agreed to contribute to any amounts required to be paid by any Indemnified Parties if such indemnification is unavailable or insufficient to hold such party harmless

The Sellers waived any redemption rights with respect to any Recycled Shares in connection with the Business Combination.

PIPE Financing

Concurrently with the execution of the Business Combination Agreement, Endurance and SatixFy entered into those certain Subscription Agreements with certain investors. Pursuant to the Subscription Agreements, the PIPE Investors agreed to subscribe for and purchase, and SatixFy agreed to issue and sell to the PIPE Investors, immediately prior to the closing of the Business Combination, an aggregate of 2,910,000 PIPE Units consisting of (i) one PIPE Share and (ii) one-half of one PIPE Warrant exercisable for one SatixFy Ordinary Share at a price of $11.50 per share for a purchase price of $10.00 per PIPE Unit, for gross proceeds of $29,100,000, on the terms and subject to the conditions set forth in the applicable Subscription Agreement. Affiliates of the Sponsor agreed to purchase $10,000,000 of PIPE Units on the same terms and conditions as all other PIPE Investors. Each PIPE Warrant will entitle the holder to one SatixFy Ordinary Share at an exercise price $11.50 per share. The terms of the PIPE Warrants are substantially the same as the existing Endurance warrants.

On October 27, 2022, Sensegain Prodigy Cayman Fund SP3 (“Sensegain”) defaulted on its commitment to purchase units it had subscribed for in connection with the PIPE financing pursuant to its Subscription Agreement with SatixFy and Endurance. As a result of the default, out of the $29,100,000 previously committed by subscribers pursuant to the Subscription Agreements, SatixFy received $20 million in proceeds from the PIPE financing. On December 12, 2022, we filed a complaint against Sensegain in the New York Supreme Court, County of New York, seeking specific performance by Sensegain under the Subscription Agreement or, in the alternative, damages in the amount Sensegain owes pursuant to the Subscription Agreement (plus applicable interest and fees). SatixFy intends to enforce Sensegain’s obligations under the Subscription Agreement.

Pursuant to the terms of the Subscription Agreements, concurrently with the Closing, SatixFy delivered 1,175,192 ordinary shares issuable to SatixFy shareholders and 391,731 ordinary shares on behalf of the Sponsor into an escrow account (collectively, the “Escrow Shares”). Of such amount, the 490,000 Escrow Shares which may have been issuable to Sensegain were required to be released to SatixFy’s shareholders from prior to the Business Combination and the Sponsor under the conditions described in the Subscription Agreements.

As described above, pursuant to the terms of the Subscription Agreements, SatixFy delivered the Escrow Shares into the escrow account, and on or about March 31, 2023, subsequently released the Escrow Shares to the PIPE Investors and SatixFy shareholders pursuant to the terms thereof.

In connection with the Subscription Agreements pursuant to which SatixFy has agreed to sell the PIPE Units to the PIPE Investors, SatixFy and Continental entered into a warrant agreement, pursuant to which SatixFy issued 1,000,000 warrants, each entitling the warrant holder to purchase one (1) SatixFy Ordinary Share at an exercise price of $11.50 per share, subject to adjustment and on the terms and subject to the limitations described therein. The original PIPE Warrants were issued on terms identical to the Endurance Public Warrants (and, accordingly, the SatixFy Public Warrants) in all material respects, except for a distinct CUSIP, certain resale restrictions and registration rights set forth in the Subscription Agreements, and a book entry restrictive legend. On January 12, 2023, we exchanged, on a one-for-one and cashless basis, the 1,000,000 original PIPE Warrants previously issued to the Sponsor and Cantor in connection with the PIPE Financing for new PIPE Warrants under the terms of the SatixFy A&R Warrant Agreement. The new PIPE Warrants have the same terms as the Public Warrants and are identical to the Public Warrants, except that they will bear restrictive legends until they are resold by the applicable PIPE Investors pursuant to an effective registration statement or Rule 144 under the Securities Act.

Cash flows

The following table summarizes our statement of cash flows for the six months ended June 30, 2023 and 2022:

	For the six-month period ended June 30
	2023	2022
Net cash used in operating activities	(10,240)	(21,202)
Net cash used in investing activities	(37)	(68)
Net cash provided by financing activities	9,598	38,138
(Decrease) increase in cash and cash equivalents	(679)	16,868

Net cash used in operating activities

Net cash used in operating activities was $10.2 million and $21.2 million for the six months ended June 30, 2023 and 2022, respectively. The decrease of $11.0 million reflects. Change in the fair value of warrant liabilities expense of $24.1 million in 2023 compared to a $0.1 million income in 2022, Finance expenses on loans of $4.6 million in 2023 compared to $0.4 million in 2022, and the evolution of our working capital. The principal drivers of working capital were prepayment from customers, which increased by $8.8 million in 2023 compared to a $11.5 million increase in 2022, principally reflecting the prepayment under the Pre-Purchase Agreement in June 2023, partially offset by a decline in advances from ESA, which decreased by $0.7 million in 2023 compared to a $3.9 million increase in 2022, other current assets (comprised mainly of prepaid expenses and accruals for tax credits), which decreased by $1.0 million in 2023 compared to a $4.4 million decrease in 2022, and trade account payables, accounts payable and accrued expenses, which together decreased by $2.9 million in 2023 compared to an increase of $7.7 million in 2022.

Net cash used in investing activities

Net cash used in investing activities was $37 thousand and $68 thousand for the six months ended June 30, 2023 and 2022, respectively. The decrease of $31 thousand was mainly attributed to a decrease in the purchase of property and equipment.

Net cash provided by financing activities

Net cash provided by financing activities was $9.6 million and $38.1 million for the six months ended June 30, 2023 and 2022, respectively. The decrease of $28.5 million was mainly attributed to a decrease in the receipt of long-term loans from a financial institution of $50.8 million and a decrease in issuance of shares of $7.0 million, offset by a decrease in repayment of loans from banks and shareholders of $18.8 million, and an increase in receipt of cash from derivatives of $10.0 million.

Trend Information.

Other than as disclosed elsewhere herein or the Form 6-K to which this exhibit relates (including the other exhibits to the Form 6-K), we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2023 to June 30, 2023 that are reasonably likely to have a material adverse effect on our revenue, income, profitability, liquidity or capital resources, or that caused our disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements.

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Legal Proceedings

See above under “—Liquidity and Capital Resources—Debt and other financing arrangements—PIPE Financing” for further information concerning our complaint against Sensegain.

In June 2023, Alta Partners, LLC (“Alta”) filed a complaint against SatixFy in the U.S. District Court for the Southern District of New York claiming unspecified damages for an alleged breach by SatixFy of the warrant agreement in relation to certain of its public warrants allegedly held by Alta.  We intend to defend the case vigorously.

From time to time, we may be subject to other legal proceedings and claims in the ordinary course of business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.